Exhibit 99.1

Cango Inc. Announces Definitive Agreement with Founders and EWCL

HONG KONG, June 2, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”) and their holding companies (the “Sellers”) have entered into a securities purchase agreement (the “Agreement”) with Enduring Wealth Capital Limited, a company established in the British Virgin Islands (“EWCL”), pursuant to which the Sellers will sell an aggregate of 10,000,000 Class B ordinary shares of the Company to EWCL for a total purchase price of US$70 million (of which US$15 million will be payable only upon the satisfaction of certain conditions) (the “Resale Transaction”). The Company is a party to the Agreement and agreed to undertake certain corporate actions in connection with the Resale Transaction.

As previously announced by the Company, EWCL sent a preliminary non-binding letter of intent (the “Letter of Intent”) to the board of directors (the “Board”) of the Company on March 14, 2025 proposing a series of transactions and changes at the Company. The Company disposed all of its business in the PRC on May 27, 2025. The Agreement announced today finalized the terms of the remaining transactions and changes contemplated by the Letter of Intent.

Pursuant to the Agreement, in connection with the Resale Transaction, the Company will take necessary corporate actions to ensure that the shares of the Company to be acquired by EWCL from the Sellers will continue to be Class B ordinary shares which are entitled to 20 votes per share, and the Founders will voluntarily convert all of the remaining Class B ordinary shares held by them and their holding companies into Class A ordinary shares of the Company with one vote per share. In addition, the Board and management team of the Company will be restructured in such manner as requested by EWCL conditional upon and effective immediately after closing of the Resale Transaction. If the Company’s acquisitions of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second through issuance of Class A ordinary shares as previously announced by the Company (the “Share-Settled Transactions”) are not consummated, EWCL will hold approximately 4.81% of the Company’s total outstanding shares and 50.28% of the total voting power of the outstanding shares of the Company, and the Founders collectively will hold 31.63% of the Company’s total outstanding shares and 16.52% of the total voting power of the outstanding shares of the Company immediately after the consummation of the transactions and changes contemplated by the Agreement (the “Proposed Transactions”). If the Share-Settled Transactions are consummated pursuant to the on-rack sales and purchase agreement dated November 6, 2024 (the “November 2024 Purchase Agreement”), EWCL will hold approximately 2.83% of the Company’s total outstanding shares and 36.81% of the total voting power of the outstanding shares of the Company, and the Founders collectively will hold 18.59% of the Company’s total outstanding shares and 12.09% of the total voting power of the outstanding shares of the Company immediately after the consummated of the Proposed Transactions. As announced on April 3, 2025, the Company expects further amendments to the November 2024 Purchase Agreement; therefore, the abovementioned shareholding and voting power percentages after giving effect to the consummation of the Share-Settled Transactions are subject to further changes.

The Company’s execution of the Agreement was approved by the Company’s audit committee and the Board. As contemplated by the Agreement, the Company is required to obtain shareholders’ approval of the corporate actions that the Company will need to take to ensure that the shares to be acquired by EWCL from the Sellers will continue to be Class B ordinary shares with 20 votes per share and to perform the Company’s other obligations under the Agreement, among others. The Company expects to convene an extraordinary shareholders meeting to seek such shareholders’ approval as soon as practicable.

Closing of the Proposed Transactions is subject to various closing conditions including, among others, the shareholders’ approval mentioned above. There can be no assurance that all the closing conditions will be satisfied or that the Proposed Transactions will be approved or consummated.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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